UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2017

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D/A	Page 2 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101	Schedule 13D/A	Page 3 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 4 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Malted Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 5 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 6 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 7 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 8 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 819047 101	Schedule 13D/A	Page 9 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 10 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.93% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 11 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,112,135
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,112,135
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,112,135
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

13.95% beneficial ownership of the voting stock based on 36,636,656 shares of Common Stock outstanding as of April 26, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2017.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 12 of 17 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 11 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On May 11, 2017, the Issuer, the Reporting Persons and other signatories party thereto entered into Amendment No. 2 to the Stockholders Agreement, dated as of February 4, 2015 (the “Stockholders Agreement”), pursuant to which certain persons were removed as parties to the Stockholders Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	5,112,135	0	5,103,135	13.93%
GEI Side VI	5,112,135	0	5,103,135	13.93%
Malted	5,112,135	0	5,103,135	13.93%
Jonathan D. Sokoloff	5,112,135	0	5,103,135	13.93%
J. Kristofer Galashan	5,112,135	9,000	5,112,135	13.95%
Other Reporting Persons	5,112,135	0	5,103,135	13.93%

*	All share numbers presented in this table assume full conversion of B-Common to A-Common.

CUSIP No. 819047 101	Schedule 13D/A	Page 13 of 17 Pages

(c)	The following table sets forth all transactions with respect to shares of Common Stock effectuated since the most recent filing on Schedule 13D by any of the Reporting Persons.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On May 11, 2017, the Issuer, the Reporting Persons and the other signatories party thereto entered into Amendment No. 2 to the Stockholders Agreement, pursuant to which certain persons were removed as parties to the Stockholders Agreement. Amendment No. 2 to the Stockholders Agreement is incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Amendment No. 2 to Stockholders Agreement, dated as of May 11, 2017, by and among Shake Shack Inc., Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Malted Coinvest LLC, and certain other parties thereto (incorporated by reference to Exhibit 7.12 to Daniel H. Meyer’s Schedule 13D/A, filed with the Securities and Exchange Commission on July 20, 2017).

7.2	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.4	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

CUSIP No. 819047 101	Schedule 13D/A	Page 14 of 17 Pages

7.5	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.6	Joint Filing Agreement, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.7	Identification of Members of the Group, dated February 9, 2015 (incorporated by reference to Exhibit 7.6 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.8	Power of Attorney, dated February 9, 2015 (incorporated by reference to Exhibit 7.7 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.9	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on August 10, 2015).

7.10	Form of Trading Agreement, dated and effective as of November 13, 2015 (incorporated by reference to Exhibit 7.9 to Green Equity Investors VI, L.P.’s Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on November 13, 2015).

7.11	Power of Attorney, dated September 7, 2016 (incorporated by reference to Exhibit 7.10 to Green Equity Investors VI, L.P.’s Schedule 13D/A, filed with the Securities and Exchange Commission on November 16, 2016).

CUSIP No. 819047 101	Schedule 13D/A	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete, and correct.

Dated as of July 31, 2017

Green Equity Investors VI, L.P.
By:	GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green Equity Investors Side VI, L.P.
By:	GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

LGP Malted Coinvest LLC
By:	Peridot Coinvest Manager LLC, its Manager
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President and Managing Partner

GEI Capital VI, LLC

By:	/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green VI Holdings, LLC

By:	/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

CUSIP No. 819047 101	Schedule 13D/A	Page 16 of 17 Pages

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for Jonathan D. Sokoloff
Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President and Managing Partner

Peridot Coinvest Manager LLC
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
v, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President and Managing Partner

/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for
Jonathan D. Sokoloff

/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for
J. Kristofer Galashan

CUSIP No. 819047 101	Schedule 13D/A	Page 17 of 17 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Amendment No. 2 to Stockholders Agreement, dated as of May 11, 2017, by and among Shake Shack Inc., Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Malted Coinvest LLC, and certain other parties thereto (incorporated by reference to Exhibit 7.12 to Daniel H. Meyer’s Schedule 13D/A, filed with the Securities and Exchange Commission on July 20, 2017).

7.2	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.4	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.5	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.6	Joint Filing Agreement, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.7	Identification of Members of the Group, dated February 9, 2015 (incorporated by reference to Exhibit 7.6 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.8	Power of Attorney, dated February 9, 2015 (incorporated by reference to Exhibit 7.7 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.9	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on August 10, 2015).

7.10	Form of Trading Agreement, dated and effective as of November 13, 2015 (incorporated by reference to Exhibit 7.9 to Green Equity Investors VI, L.P.’s Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on November 13, 2015).

7.11	Power of Attorney, dated September 7, 2016 (incorporated by reference to Exhibit 7.10 to Green Equity Investors VI, L.P.’s Schedule 13D/A, filed with the Securities and Exchange Commission on November 16, 2016).